March 25, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re: Request to Withdraw Registration Statement on Form S-l (RW)
SEC File No. 333-186609

Dear Sir or Madam,

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (“Act”), AVRA Surgical Robotics, Inc. (“Registrant”) hereby requests withdrawal of its Registration Statement on Form S-1 (File No. 333-186609), which was originally filed with the Securities and Exchange Commission (“Commission”) on February 12, 2013 (“Registration Statement”).

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a). Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement.

We understand that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Registrant requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement. Please provide a copy of the Order to the undersigned by email to stamell@ssnvc.com and mail.

Very truly yours,

/s/ Jared B. Stamell
Jared B. Stamell
Vice President and General Counsel

One Liberty Plaza, 23rd Floor
New York, NY 10006-1404
Telephone: (212) 566-4047
Facsimile: (212)566-4061
www.avrasurgical.com